Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarter ended March 31, 2004 versus quarter ended March 31, 2003

Revenue from vessels, net. Net revenue from vessels (freight less brokerage commission) was $79.5 million during the quarter ended March 31, 2004 as compared to $55.7 million during the quarter ended March 31, 2003. The 42.8% increase was due partially to an increase in the number of vessels from an average of 23.6 vessels in the first quarter 2003 to an average of 27.7 vessels in the first quarter 2004, and partially from the continued improvement in the charter markets driven by a harsh U.S. winter, increased demand from the Far East, low U.S. inventories, continued passage difficulties in the Bosphorus and limited restrictions on the supply of oil despite OPEC’s attempts to restrict production.

The average time charter equivalent rate per vessel for the quarter was $30,029 per day compared to $24,695 for the previous year. All tanker categories achieved good rates as follows: (First quarter 2003 average TCE rates shown in parentheses) - VLCCs earned an average $52,818 ($35,500), Suezmaxes $27,315 ($35,302), Aframaxes $34,092 ($23,106), Panamaxes $29,436 ($20,867), and Product Carriers $15,072 ($11,546). Suezmax rates were reduced because during the first quarter of 2003 three of the four new Suezmaxes were earning peak spot rates, while the same three vessels were earning time charter rates in 2004.

In January 2004, the VLCC La Madrina was acquired and immediately started a voyage charter at the exceptional rates then prevailing. In all, the vessel achieved an average TCE of $77,442 during the quarter, representing $5.9 million or approximately 7% of the total net revenue of the Company.

During the course of year 2003, six newly built vessels were delivered, four Panamaxes and two Aframaxes. The additional contribution to net revenue of these vessels to the first quarter 2004 over their contribution in 2003 was $14.8 million, nearly 19% of total net revenue.

Total productivity achieved by the fleet in the first quarter 2004 was 96.4% compared to 92.0% for the first quarter of 2003. Two Aframax vessels, the Tamyra and the Olympia, undertook significant dry dockings during this quarter. Tamyra lost 50 days in the quarter, undertaking its fourth special survey which continued into the second quarter. The Olympia, which is a chartered-in vessel, lost 30 days hire while proceeding to and undergoing its first special survey. In the same quarter last year, three vessels were at some stage undergoing survey related dry docking repairs.

Commissions. Commissions were $3.5 million, or 4.2% of revenue from vessels, during the quarter ended March 31, 2004, compared to $2.6 million, which was 4.4% of revenue from vessels, for the quarter ended March 31, 2003. The decrease in percentage was due to the termination of one charter on which brokerage fees were higher than average, and to the increased employment of vessels in pool operations under which direct commission payable is lower.

Voyage expenses. Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contracts of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $17.0 million during the quarter ended March 31, 2004, compared to $14.1 million during the first quarter of the prior year, a 20.3% increase. However, total operating days on spot charter and contract of affreightment actually decreased from 1,021 days in the first quarter of 2003 to 933 days in the first quarter of 2004, a 9% decrease. Bunker prices were also approximately 12% lower than during the previous year’s period.

The increase is due, therefore, primarily to the impact of charter-in rates on the two Suezmaxes that were sold and leased back as the Cape Baker and Cape Balboa in the fourth quarter of 2003. Charter-in freight is accounted for as a voyage expense. The cost of chartering in the two Suezmaxes amounted to $4.1 million in the first quarter, 2004. In the previous year’s quarter, there was a $1.0 million cost of chartering in the product carrier Capella, which was released in September 2003.

Vessel operating expenses. Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total vessels’ operating expenses were $13.7 million during the quarter ended March 31, 2004 as compared to $10.0 million during quarter ended March 31, 2003, an increase of 36.9%. This is mainly a result of an increase in operating days of approximately 503 days, or 28%, over the previous year, in vessels bearing operating expenses, which is equivalent to almost 5.5 vessels.

Vessel operating expenses per ship per day for the fleet increased from $5,383 for the quarter ended March 31, 2003 to $6,263 for the quarter ended March 31, 2004, a 16% increase. Against the average of $5,946 for the year 2003, the current operating expense per day represents an increase of 5%, but against the $6,642 incurred in the preceding quarter, there was in fact a 6% decrease. For the most part, the increase is due to the fall in value of the dollar against the Euro over the year. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares, and the addition of a VLCC to the fleet also contributed to increased running costs.

Depreciation. Depreciation was $8.7 million during the quarter ended March 31, 2004 compared to $7.4 million during the quarter ended March 31, 2003, an increase of 16.8%, and due primarily to the addition of seven new vessels between the middle of the first quarter of 2003 to the middle of the first quarter 2004. This was set off by the sale of the aforementioned Suezmaxes in the fourth quarter 2003, which are now operating as chartered-in vessels.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended March 31, 2004, amortization of deferred drydocking charges was $2.4 million as compared to $1.7 million during the quarter ended March 31, 2003, an increase of 36.2%, due to the major new dry dock work in the two year period since January 1, 2002.

Provision for doubtful receivables. There is a dispute with a charterer for an amount of $0.2 million accounted for as revenue. Although management continues its efforts to recover this amount, it has been provided for as a doubtful debt.

Management fees. The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 all vessels (excluding temporarily chartered-in vessels) bear a management fee of $15,000 per month, of which $10,000 per month is payable to Tsakos Shipping and Trading S.A. for the technical management of the fleet. Management believes this to be a very competitive fee to pay for such services. The remaining $5,000 per vessel is retained by Tsakos Energy Management to cover the running costs associated with the administration of Tsakos Energy Navigation Ltd. Management fees totaled $1.2 million during the quarter ended March 31, 2004, compared to $1.0 million for the quarter ended March 31, 2003, an increase of 23.9%, commensurate with the increase in available days provided by the newly acquired vessels to the fleet.

General and administrative expenses. G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.6 million during the quarter ended March 31, 2004 compared to $0.4 million during the previous year quarter 2003, an increase of 29.8 % primarily due to additional expenditures relating to investor relations and the significant new requirements for legal and audit services as a result of new regulations for public companies. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $720 for Quarter 1, 2004 compared to the average $734 for the year 2003.

Operating income. As a result of the reasons stated above, income from vessel operations was $35.7 million during the quarter ended March 31, 2004 versus $20.9 million during the quarter ended March 31, 2003, representing a 70.7% increase.

Interest and finance costs. Interest and finance costs remained fairly constant at $3.2 million for the quarter ended March 31, 2004 and compared to $3.0 million for the quarter ended March 31, 2003. Actual loan interest rose from $2.9 million to $3.0 million, a 3.4% increase. Although total average bank loans were approximately $475.5 million for Quarter 1, 2004 compared to $432.0 million for the previous year’s quarter, an increase of 10%, the average interest rate for the current quarter borne on the Company’s loans was approximately 2.31 % compared to 2.62% for the first quarter of 2003. The actual interest payable on the non-hedging swaps amounted to $1.9 million in the first quarter of 2004 compared to $2.1 million in the first quarter of 2003, the decrease being mainly due to the expiry of two of the four non-hedging swaps during the course of 2003 and the reduced life of the remaining two non-hedging swaps.

There was a positive movement of $1.4 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2003, which is accounted for through the income statement and is included in Interest and finance costs, compared to a positive movement of $1.5 million in the first quarter of 2003.

Capitalized interest in the first quarter of 2004 was $0.4 million compared to $0.3 million in the previous year, due to the extra number of vessels under construction during the past year, offset by the modest decrease in average interest rates.

Interest income. Interest income was $0.1 million during the first quarter of 2004 and $0.1 million during the quarter ended March 31, 2003, despite much higher average bank deposits, because of lower time deposit interest rates in 2004 compared to 2003.

Foreign exchange losses. There were foreign exchange losses of approximately $0.1 million in both the first quarter of 2004 and 2003, due to the devaluation of the U.S. dollar compared to the Euro.

Share of profits of joint venture. The joint venture LauriTen Ltd. was terminated in August 2003. The share of net income due to TEN Ltd. from the joint venture for the quarter ended March 31, 2003 was $0.4 million.

Gain on the sale of vessels. The Company sold two Suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for the first quarter of 2004.

Other, net. There were no other costs or income in the period. For the first quarter of 2003, the Company incurred non-recurring charges amounting to $0.2 million relating to the investigation of companies for possible acquisition purposes.

As a result of the foregoing, net income for the quarter ended March 31, 2004 was $33.4 million, or $ 1.94 per share, basic, versus $1.06 per share, basic, during the quarter ended March 31, 2003, an increase of 83.0%.